SECURI[illegible] 06003568 [illegible]SSION

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RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50792 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARVER CROSS SECURITIES CORP 44722

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE CARVER JACKSON 212-292-7801
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERL + ASCH CERTIFIED PUBLIC ACCOUNTANTS P.C.
(Name – *if individual, state last, first, middle name*)

3010 WESTCHESTER AVE. PURCHASE NY 10577
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRUCE CARVER JACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARVER CROSS SECURITIES CORP, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

B Jackson
Signature

CEO
Title

Adriane D. Robinson
Notary Public

ADRIANE D. ROBINSON
NOTARY PUBLIC STATE OF NEW YORK
NO. 01RO6104472
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES 1/20/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Carver Cross Securities Corp.
# Financial Statements
# December 31, 2005

**Carver Cross Securities Corp.**
**Financial Statements**
**December 31, 2005**

Table of Contents

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935



## Independent Auditor's Report

Board of Directors
Carver Cross Securities Corp.

We have audited the accompanying statement of financial condition of Carver Cross Securities Corp. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Carver Cross Securities Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 20, 2006

Perl & Asch CPA's P.C.

# Carver Cross Securities Corp.
## Statement of financial condition
## December 31, 2005

### Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash in bank | $133,977 | |
| Accounts receivable | 140,000 | |
| Total current assets | | $273,977 |
| Property and equipment at cost, net of accumulated depreciation of $15,974 | | 3,989 |
| Prepaid corporate taxes | | 207 |
| Total assets | | $278,173 |

### Liabilities and stockholder's equity
### Liabilities

| | | |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses | $4,980 | |
| Total current liabilities | | $4,980 |
| Other liabilities | | |
| Deferred taxed payable | | 12,380 |
| Total liabilities | | 17,360 |

### Stockholder's equity

| | | |
|---|---|---|
| Capital stock, no par value, authorized 200 shares, issued and outstanding 100 shares | 8,000 | |
| Retained earnings | 252,813 | |
| Total stockholder's equity | | 260,813 |
| Total liabilities and stockholder's equity | | $278,173 |

The accompanying notes are an integral part of these financial statements

# Carver Cross Securities Corp.
## Statement of income
## For the year ended December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Fees | | $350,000 |
| Total revenue | | |
| Expenses: | | |
| Officer salary | $50,000 | |
| Payroll taxes | 4,055 | |
| Benefits | 3,815 | |
| Rent | 12,187 | |
| Office expenses and supplies | 2,990 | |
| Telephone | 3,658 | |
| Professional fees | 5,167 | |
| Regulatory fees and expenses | 1,517 | |
| Information services | 1,081 | |
| Travel | 1,785 | |
| Depreciation | 495 | |
| Total expenses | | 86,750 |
| Income before other income and provision for income taxes | | 263,250 |
| Interest income | | 1,006 |
| Income before provision for income taxes | | 264,256 |
| Provision for income taxes | | |
| Current | 10,800 | |
| Deferred | 12,380 | |
| Total provision for income taxes | | 23,180 |
| Net income | | $241,076 |

**Carver Cross Securities Corp.**
**Statement of changes in stockholder's equity**
**For the year ended December 31, 2005**

| | Total | Capital Stock Shares | Capital Stock Amount | Paid in Capital | Retained Earnings (Deficit) |
|---|---|---|---|---|---|
| Balances at January 1, 2005 | $20,691 | 100 | $8,000 | $0 | $12,691 |
| Less: distribution | (954) | | | | (954) |
| Net income | 241,076 | | | | 241,076 |
| Balances at December 31, 2005 | $260,813 | 100 | $8,000 | $0 | $252,813 |

The accompanying notes are an integral part of these financial statements

**Carver Cross Securities Corp.**
**Statement of cash flows**
**For the year ended December 31, 2005**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $241,076 |
| Add depreciation not requiring the use of cash | | 495 |
| Changes in assets and liabilities: | | |
| Increase in accounts receivable | ($140,000) | |
| Increase in prepaid corporate taxes | (207) | |
| Decrease in corporate taxes payable | (544) | |
| Increase in accrued expenses | 480 | |
| Increase in deferred taxes payable | 12,380 | |
| Total adjustments | | (127,891) |
| Net cash provide by operating activities | | 113,680 |
| Cash flows from investing activities | | |
| Purchase of property and equipment | | (4,484) |
| Cash flow from financing activities | | |
| S distribution to shareholder | | (954) |
| Net increase in cash | | 108,242 |
| Cash - January 1, 2005 | | 25,735 |
| Cash - December 31, 2005 | | $133,977 |

| | |
|---|---|
| Supplemental information: | |
| Interest paid | $0 |
| Taxes paid | $11,544 |

The accompanying notes are an integral part of these financial statements

**Carver Cross Securities Corp.**
**Statement of changes in liabilities subordinated to claims of general creditors**
**For the year ended December 31, 2005**

| | |
|---|---|
| Subordinated liabilities - January 1, 2005 | $0 |
| Changes during the period | 0 |
| Subordinated liabilities - December 31, 2005 | $0 |

The accompanying notes are an integral part of these financial statements

**Carver Cross Securities Corp.**
**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005**

| | | | |
|---|---|---|---|
| Stockholder's equity | | | $260,813 |
| Deductions: | non-allowable assets- accounts receivable | ($140,000) | |
| | non- allowable assets-property and equipment | (3,989) | |
| | non-allowable assets-prepaid corporate taxes | (207) | |
| | | | (144,196) |
| Net capital | | | 116,617 |
| Net capital requirements | | | 5,000 |
| Excess net capital | | | $111,617 |
| Computation of aggregate indebtedness: | | | |
| Total liabilities | | | $17,360 |
| Net capital | | | $116,617 |
| Ratio: Aggregate indebtedness to net capital | | | .148864:1 |
| Reconciliation with Company's computation: (included in Part II of Form X-17 A-5 as of December 31, 2005 | | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | | | $128,997 |
| Audit adjustment-recording deferred taxes and related liability | | | (12,380) |
| Net capital per above | | | $116,617 |

**Carver Cross Securities Corp.**
**Notes to financial statement**
**December 31, 2005**

Note 1: Organization and nature of business

Carver Cross Securities Corp. (the Company) was incorporated under the Business Corporation Law of the State of New York on December 17, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is primarily engaged as a financial advisor to entities seeking to raise capital and consummate mergers and acquisitions.

Note 2: Summary of significant accounting policies

Revenue recognition

Advisory fees are recognized as income in the period earned.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial. Actual results could differ from those estimated.

Cash and equivalents

Cash equivalents are defined as highly liquid investments with maturities of three months or less when purchased.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated under the 200% declining balance method over estimated useful lives ranging from 5 to 7 years.

**Carver Cross Securities Corp.**
**Notes to financial statement**
**December 31, 2005**

Income taxes

The Company with the consent of the sole stockholder has elected under the Internal Revenue Code to be S Corporation. In lieu of income taxes, the stockholder in an S Corporation is directly taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is reflected in the financial statements

The provision for income taxes consists of the taxes due to New York State and New York City of $100 and $10,700 respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company reports its income and expenses on the cash basis for income tax reporting purposes. Deferred tax liability results primarily from the temporary timing difference in recognizing income for income tax purposes on the accounts receivable.

Note 3: Net capital requirements

The Company, a registered broker-dealer, is required under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, to maintain minimum Net Capital, as defined by such rule, in the amount of $5,000. At December 31, 2005, the Company's Net Capital was $116,617 which is $111,617 in excess of the minimum Net Capital requirement.

Note 4: Commitment

The Company has entered into an operating lease (on a month-month basis) for its office space that includes certain office services. The monthly rental inclusive of office service charges averages approximately $1,000 per month. If the Company remains in its present location under the existing lease terms, the future minimum rental payments over the next five years would be $12,000 per annum aggregating over the five year period to $60,000.

**Carver Cross Securities Corp.**
**Notes to financial statement**
**December 31, 2005**

Note 5: Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and accounts receivable.

The Company predominantly maintains its cash accounts with a bank located in New York, New York. The total cash balance is insured by the FDIC up to $100,000. At times the Company's balance exceeds the insured limit. At December 31, 2005 the balance on deposit exceeded the insured limit by $33,967.

The accounts receivable is due from one client. Accordingly, if the client were not able to pay the amount due, the impact could have a material impact on the Company's liquidity, financial position and results of operations.

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935



Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Carver Cross Securities Corp.

In planning and performing our audit of the financial statements of Carver Cross Securities Corp. (the Company) for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures in any of the following areas:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Perl & Asch Certified Public Accountants, P.C.
Purchase, New York

Perl + Asch CPAs P.C.

January 20, 2006